July 9, 2007

Ms Cecilia Blye,
Chief — Office of Global Security Risk,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Re:	Eni Spa Form 20-F for the Fiscal Year ended December 31, 2006 Filed June 20, 2007 File No. 1-14090

Dear Ms. Blye,

             Thank you for your facsimile dated June 28, 2007 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of Eni S.p.A (“Eni”) (File No. 1-14090).

             To facilitate the Staff’s review, we have included in this letter the captions and comments from the Staff’s comment letters in bold italicized text, and have provided our response immediately following each comment.

General

1.	On pages 7-8 you discuss the risk of U.S. sanctions related to your operations in Iran. Please address for us the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

             Our 2006 Form 20-F includes a discussion of the nature and extent of our exploration and production operations in Iran. See in particular the discussion in Item 4 on pages 31 and 32 of the 2006 Form 20-F regarding our operations in Iran. In addition, the risk of U.S. sanctions as a result of activities in Iran is specifically discussed. The risk factor also indicates that U.S. sanctions may apply against any persons that knowingly contribute to certain military programs of Iran. See “Our activities in Iran could lead to sanctions under relevant U.S. legislation” on page 7 of the 2006 Form 20-F. We understand that no sanctions have ever been imposed on any person or entity under the Iran Sanctions Act. As noted in the 2006 Form 20-F, we cannot predict interpretations of, or the implementation policy of the U.S. Government under, the Iran Sanctions Act with respect to our current and future activities in Iran.

              To our knowledge, the technology, equipment and services we provide in connection with our operations in Iran have been used for the exploration, evaluation and production of oil and gas resources in Iran. Under agreements with entities controlled by the Iranian Government, such entities have access to the technology, equipment and services subject to these agreements. However, we have no knowledge of any other uses made or to be made by Iranian parties of the goods, technology, equipment and services referred to above including whether or not they contribute materially to the ability of Iran to acquire or develop the weapons described in the Iran Freedom Support Act of 2006.

              We note that Italy, as a member of the European Union, has adopted UN Security Council Regulation 1737 (2006) prohibiting the export of all items, materials, goods and technology which could contribute to Iran’s nuclear-related activities and, to the best knowledge of our management, we are in compliance with such prohibition.

2.	We are aware of published reports that you have purchased Syrian light crude oil and supplied high sulfur fuel oil to Syria. Syria is identified as a state sponsor of terrorism by the U.S. Department of State and subject to U.S. sanctions and export controls. Please describe for us the nature and extent of the your past, current, and anticipated operations in, or other contacts with, Syria, whether through direct or indirect arrangements or pursuant to written or unwritten agreements. Your response should describe in reasonable detail the products and services you have provided to Syrian persons or entities, or to the government of Syria, as well as any agreements, commercial arrangements, or other contacts with the government of Syria or entities controlled by that government.

              We believe that our operations in Syria have historically been and continue to be immaterial to our Group. The nature and extent of our operations in Syria have mainly been limited to transactions carried out by our Refining and Marketing Division with Syrian Petrol Company, an entity controlled by the Syrian government, for the purchase of crude oil under term purchase contracts based on prevailing market conditions.

              In 2006, our Refining and Marketing Division purchased a total of 484 thousand tonnes (“ktonnes”) of crude oil from Syrian Petrol Company pursuant to term purchase contracts entered into in December 2005, representing less than 1% of total volumes of crude oil supplied by this business segment for the year, which were equal to 65.70 million tonnes. The aggregate amount paid to Syrian Petrol Company under those contracts in 2006 was equal to $197 million (€157 million), representing significantly less than 1% of our consolidated purchases of goods and raw materials for the period (€44,661 million). In 2005, our Refining and Marketing Division purchased 243 ktonnes of crude oil from Syrian Petrol Company under similar contracts entered into in December 2004 for an aggregate purchase price of $86 million. These amounts represented significantly less than 1% of total volumes of crude oil supplied by this business segment for the year and our consolidated purchases of goods and raw materials for the year, respectively. We expect purchases of volumes of crude oil from Syrian counterparties in 2007 to be on the same level as in 2006. Attached as Annex A to this letter is a list of the term purchase contracts relating to individual purchases of volumes of crude oil from Syrian Petrol Company in 2005 and 2006.

2

              In 2005 we also marketed limited amounts of refined products (an estimated 175 ktonnes comprising mainly high sulfur fuel oil) to certain international traders who, according to bills of loading and shipping documentation available to us, then resold the products to Syrian companies. In 2005 we purchased 240 ktonnes of crude oil and in 2006 we purchased 30 ktonnes of refinery feedstock, in each case from international traders who, based on bills of loading and shipping documentation available to us, we believe purchased those raw materials from Syrian companies.

              Our management does not currently have any plans to significantly develop our operations and activities in Syria in the future.

              On the basis of our contacts and transactions with Syrian counterparties described above, we respectfully submit that such activities are immaterial to our business and do not require specific country-based disclosure in our SEC filings, including as part of any risk factor describing our activities in certain states identified as a sponsor of terrorism by the U.S. Department of State and subject to U.S. sanctions and export controls.

3.	Please discuss the materiality of the operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the period covered by the annual report concerning Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S. designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations or business contacts associated with Syria.

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Your qualitative materiality analysis also should address whether, and the extent to which, the government of Syria, or persons or entities controlled by that government, receive cash or act as intermediaries in connection with your operations and contacts.

              Other than as described in the response to comment 2 above, in 2006 and 2005 we did not enter into any transactions or arrangements with any Syrian entities, nor did we have any assets or liabilities related to our activities in Syria. As at the end of our 2006 fiscal year, we believe that none of our assets were affected by our exposure to Syria. In addition, we do not believe that our operations would be materially disrupted should transactions with Syria be terminated.

              From a quantitative point of view, and taking into account the size and diversity of our overall operations, we do not believe that our contacts with Syria are material to us or pose any material risk for our security holders.

              We have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value that could result from the fact that we have business interests with countries that the U.S. Department of State has designated a sponsor of terrorism and that currently is subject to U.S. economic sanctions. We have also noted the adoption and potential adoption of legislation by certain U.S. states and the internal policies of certain U.S. institutions, which would prohibit investment in, and/or require divestment from, companies that conduct certain business with certain sanctioned countries. In addition, we have considered, for the purpose of our materiality analysis, that the Syrian Government, and entities controlled by that government, may receive payments pursuant to the commercial arrangements related to us.

              In light of the immateriality of our contacts with Syria, which were entered into in the ordinary course of business, we believe that our existing security holders or potential new investors would not consider that those Syrian-related activities adversely affect, or could adversely affect, our reputation or share value. We believe that reasonable investors making an investment decision expect us to continue providing complete and accurate disclosure on the development of, and risks relating to, our material activities in certain states identified as state sponsors of terrorism by the U.S. Department of State. In our opinion this is fully accomplished in our 2006 Form 20-F.

*     *     *

              We are available to discuss the foregoing with you at your convenience.

              We acknowledge that Eni is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our Form 20-F, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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              If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-5982-1000 or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP at +44-207-959-8900.

Very truly yours, /s/ Paolo Scaroni Paolo Scaroni Chief Executive Officer Eni S.p.A.

cc:	Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission

Pradip Bhaumik
Attorney-Advisor, Division of Corporation Finance
U.S. Securities and Exchange Commission

Richard C. Morrissey
Oderisio de Vito Piscicelli
(Sullivan & Cromwell LLP)

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ANNEX A
Fiscal year: 2006

N°	Eni Segment	Type of Agreement	Year of the Agreement	Delivery date	Counterparty	Country	Quantity ('000 ktonnes)
1	Refining and Marketing	Term contract for the purchasing of crude oil	December 2005	mag-06	Syrian Petrol Co.	Syria	80
2	Refining and Marketing	Term contract for the purchasing of crude oil	December 2005	ago-06	Syrian Petrol Co.	Syria	80
3	Refining and Marketing	Term contract for the purchasing of crude oil	December 2005	feb-06	Syrian Petrol Co.	Syria	80
4	Refining and Marketing	Term contract for the purchasing of crude oil	December 2005	ott-06	Syrian Petrol Co.	Syria	80
5	Refining and Marketing	Term contract for the purchasing of crude oil	December 2005	apr-06	Syrian Petrol Co.	Syria	81
6	Refining and Marketing	Term contract for the purchasing of crude oil	December 2005	feb-06	Syrian Petrol Co.	Syria	83
Total							484

Fiscal year: 2005

1	Refining and Marketing	Term contract for the purchasing of crude oil	December 2004	mar-05	Syrian Petrol Co.	Syria	80
2	Refining and Marketing	Term contract for the purchasing of crude oil	December 2004	mag-05	Syrian Petrol Co.	Syria	83
3	Refining and Marketing	Term contract for the purchasing of crude oil	December 2004	set-05	Syrian Petrol Co.	Syria	80
Total							243